Exhibit 3.6
ASHFORD HOSPITALITY TRUST, INC.
ARTICLES SUPPLEMENTARY ESTABLISHING AND FIXING THE RIGHTS AND
PREFERENCES OF A SERIES OF PREFERRED STOCK
     Ashford Hospitality Trust, Inc., a Maryland corporation (the “Corporation”), having its principal office in Dallas, Texas certifies to the State Department of Assessments and Taxation of Maryland that:
     FIRST: Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Corporation’s Articles of Amendment and Restatement (as the same may be amended or supplemented) (the “Charter”), the Board of Directors (the “Board”) and a duly authorized committee thereof on March 31, 2011 and April 13, 2011, respectively, classified and designated 3,450,000 shares of the unissued preferred stock, par value $.01 per share, of the Corporation (“Preferred Stock”) as Series E Cumulative Preferred Stock, with the following preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Charter.
     (1) Designation and Number. A series of Preferred Stock of the Corporation, designated the “9.000% Series E Cumulative Preferred Stock” (the “Series E Preferred Stock”), is hereby established. The par value of the Series E Preferred Stock is $.01 per share. The number of shares of Series E Preferred Stock shall be 3,450,000.
     (2) Rank. The Series E Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (i) prior or senior to any class or series of common stock of the Corporation and any other class or series of equity securities, if the holders of Series E Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series (“Junior Stock”); (ii) on a parity with each of the Series A Preferred Stock, the Series B-1 Preferred Stock, the Series D Preferred Stock and any other class or series of the equity securities of the Corporation issued in the future if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the holders of the Series E Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Stock”); (iii) junior to any class or series of equity securities of the Corporation if, pursuant to the specific terms of such class or series, the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series E Preferred Stock (“Senior Stock”); and (iv) junior to all of the existing and future indebtedness of the Corporation. The term “equity securities” does not include convertible debt securities, which, unless otherwise provided, will rank senior to the Series E Preferred Stock prior to conversion.

     (3) Dividends.
     (a) Holders of Series E Preferred Stock will be entitled to receive, when and as authorized by the Board and declared by the Corporation, out of funds legally available for payment, cash dividends at the rate of 9.000% per annum on the $25.00 liquidation preference (equivalent to an annual dividend of $2.25 per share). Such dividends will be cumulative from the date of original issuance, whether or not in any dividend period or periods (x) such dividends shall be declared, (y) there shall be funds legally available for the payment of such dividends or (z) any agreement prohibits payment of such dividends, and such dividends shall be payable quarterly the 15th day of January, April, July and October of each year (or, if not a Business Day (as defined in Article VI of the Charter), the next succeeding Business Day), commencing July 15, 2011 and will accrue from the date of original issuance. The first dividend will be paid on July 15, 2011. Any dividend payable on the Series E Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360-day year. Dividends will be payable in arrears to holders of record as they appear on the records of the Corporation at the close of business on the last day of each of March, June, September and December, as the case may be, immediately preceding the applicable dividend payment date. Holders of Series E Preferred Stock will not be entitled to receive any dividends in excess of cumulative dividends on the Series E Preferred Stock at the dividend rate specified in this paragraph. No interest will be paid in respect of any dividend payment or payments on the Series E Preferred Stock that may be in arrears.
     (b) When dividends are not paid in full upon the Series E Preferred Stock or any other class or series of Parity Stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series E Preferred Stock and any other class or series of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series E Preferred Stock and accumulated, accrued and unpaid on such Parity Stock. Except as set forth in the preceding sentence, unless dividends on the Series E Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends (other than dividends paid in Junior Stock or options, warrants or rights to subscribe for or purchase such Junior Stock) shall be declared or paid or set aside for payment with respect to any class or series of Parity Stock. Unless full cumulative dividends on the Series E Preferred Stock have been paid or declared and set apart for payment for all past dividend periods, no dividends (other than dividends paid in Junior Stock or options, warrants or rights to subscribe for or purchase such Junior Stock) shall be declared or paid or set apart for payment with respect to any Junior Stock, nor shall any Junior Stock or Parity Stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration, or any monies be paid to or made available for a sinking fund for the redemption of any Junior Stock or Parity Stock (except by conversion or exchange for Junior Stock, or options, warrants or rights to subscribe for or purchase Junior Stock), nor shall any other cash or property be paid or distributed to or for the benefit of holders of Junior Stock or Parity Stock. Notwithstanding the foregoing, the Corporation shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Junior Stock or Parity Stock or (ii) redeeming, purchasing or otherwise acquiring any Junior Stock or Parity Stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Corporation’s qualification as a real estate investment trust for federal income tax purposes (“REIT”).
     (c) No dividends on Series E Preferred Stock shall be authorized by the Board or declared or paid or set apart for payment at such time as the terms and provisions of any agreement, including any agreement relating to the Corporation’s indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law.
     (d) If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code) any portion of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of capital stock, then the portion of the capital gains amount that shall be allocable to the holders of Series E Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series E Preferred Stock for the year bears to the total dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of capital stock.
     (e) In determining for purposes of Section 2-311 of the Maryland General Corporation Law or otherwise under the Maryland General Corporation Law whether a distribution (other than upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the liquidation preference of any series of preferred stock with preferential rights on dissolution senior to the Series E Preferred Stock (as discussed in Section 4 below) will not be added to the Corporation’s total liabilities.
     (4) Liquidation Preference.
     (a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution shall be made to or set apart for the holders of any Junior Stock, the holders of Series E Preferred Stock shall be entitled to receive a liquidation preference of $25.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to, but not including, the date of final distribution to such holders, but such holders shall not be entitled to any further payment. If upon any liquidation, dissolution or winding up of the Corporation, its assets, or proceeds thereof, distributable among the holders of Series E Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series E Preferred Stock and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series E Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full.
     (b) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of Series E Preferred Stock and any Parity Stock, any other series or class or classes of Junior Stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series E Preferred Stock shall not be entitled to share therein.
     (c) Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 or more than 60 days prior to the payment date stated therein, to each record holder of the Series E Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.
     (d) None of a consolidation or merger of the Corporation with or into another entity, a merger of another entity with or into the Corporation, a statutory stock exchange by the Corporation or a sale, lease or conveyance of all or substantially all of the Corporation’s property or business shall be considered a liquidation, dissolution or winding up of the Corporation.
     (e) The liquidation preference of the outstanding shares of Series E Preferred Stock will not be added to the liabilities of the Corporation for the purpose of determining whether under the Maryland General Corporation Law a distribution may be made to stockholders of the Corporation whose preferential rights upon dissolution of the Corporation are junior to those of holders of Series E Preferred Stock.
     (5) Redemption by Holders. Shares of Series E Preferred Stock are not redeemable at any time at the option of the holders thereof.
     (6) Redemption by the Corporation.
     (a) Redemption Right
     (i) The Series E Preferred Stock shall not be subject to any sinking fund or mandatory redemption. Except with respect to the special optional redemption set forth in Section 6(b) and to preserve the status of the Corporation as a REIT for federal income tax purposes, shares of Series E Preferred Stock are not redeemable by the Corporation prior to April 18, 2016.
     (ii) On and after April 18, 2016, the Corporation, at its option, upon giving notice not less than 30 days nor more than 60 days in advance of the date fixed for redemption, may redeem Series E Preferred Stock, in whole or from time to time in part, at a cash redemption price of $25.00 per share plus all accrued and unpaid dividends to, but not including, the date fixed for redemption.

     (iii) The Series E Preferred Stock shall be subject to the provisions of Article VI of the Charter pursuant to which Series E Preferred Stock owned by a stockholder in excess of the Ownership Limit (as defined in the Charter) shall automatically be transferred to a Trust for the exclusive benefit of a Charitable Beneficiary, as provided in Article VI of the Charter.
     (iv) Any date fixed for redemption pursuant to this Section 6 is referred to herein as a “Redemption Date.”
     (b) Special Optional Redemption.
     (i) Upon the occurrence of a Change of Control (as defined in Section 6(b)(ii) below), the Corporation, at its option and upon giving notice not less than 30 nor more than 60 days in advance of the date fixed for redemption, may redeem the Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, at a cash redemption price of $25.00 per share plus all accrued and unpaid dividends to, but not including, the date fixed for redemption (the “Special Optional Redemption Right”).
     (ii) A “Change of Control” is when, after the original issuance of the Series E Preferred Stock, the following have occurred and are continuing:
     A. the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our company entitling that person to exercise more than 50% of the total voting power of all shares of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
     B. following the closing of any transaction referred to in Section 6(b)(ii)(A) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depository Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”), or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.
     (c) Limitations on Redemption.
     (i) If fewer than all of the outstanding shares of Series E Preferred Stock are to be redeemed at the option of the Corporation pursuant to Section 6(a)(ii) or Section 6(b)(i) above, the number of shares to be redeemed shall be determined by the Board and the shares to be redeemed will be selected by the Board pro rata (as nearly as practicable without creating fractional shares)

from the holders of record of such shares in proportion to the number of such shares held by such holders or by lot or by any other equitable manner as prescribed by the Board. If such redemption is to be by lot and, as a result of such redemption, any holder of shares of Series E Preferred Stock would Beneficially Own or Constructively Own, in excess of the Ownership Limit because such holder’s shares of Series E Preferred Stock were not redeemed, or were only redeemed in part, then, except as otherwise provided in the Charter, the Corporation will redeem the requisite number of shares of Series E Preferred Stock from such holder such that he will not hold in excess of the Ownership Limit subsequent to such redemption.
     (ii) Notwithstanding anything to the contrary contained herein, unless full cumulative dividends on all shares of Series E Preferred Stock shall have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series E Preferred Stock shall be redeemed unless all outstanding shares of Series E Preferred Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Series E Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock. In addition, unless full cumulative dividends on all outstanding shares of Series E Preferred Stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Corporation shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or made available for a sinking fund for the redemption of, any shares of Series E Preferred Stock or any other class or series of Junior Stock or Parity Stock (except by conversion into or exchange for shares of any class or series of Junior Stock).
     (iii) The foregoing provisions of subsections 6(c)(i) and (ii) shall not prevent any other action by the Corporation pursuant to the Charter or otherwise in order to ensure that the Corporation remains qualified as a REIT for federal income tax purposes.
     (d) Procedures for Redemption.
     (i) Notice of redemption of the Series E Preferred Stock, whether pursuant to Section 6(a)(ii) or 6(b)(i) above, shall be mailed to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder’s address as the same appears on the stock records of the Corporation. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. In addition to any information required by law or by the applicable rules of the exchange upon which the Series E Preferred Stock may be listed or admitted to trading, each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series E Preferred Stock to be redeemed; (iv) the place or places where certificates for such shares of Series E Preferred Stock, to the extent the Series E Preferred Stock is certificated, are to be surrendered for cash; and (v) if the notice of redemption is mailed pursuant to the Special Optional Redemption Right, (A) that the Series E Preferred Stock is being redeemed pursuant to the Special Optional Redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; (B) that the holders of the Series E Preferred Stock to which the notice relates will not be able to tender such Series E Preferred Stock for conversion in connection with the Change of Control and each share of Series E Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date; and (C) that dividends on the Series E Preferred Stock to be redeemed will cease to accrue on the redemption date. If the Corporation redeems fewer than all of outstanding shares of the Series E Preferred Stock, the notice mailed to such holder shall also specify the number of shares of Series E Preferred Stock held by such holder to be redeemed. Any such redemption may be made conditional on such factors as may be determined by the Board and as set forth in the notice of redemption.
     (ii) On or after the Redemption Date, each holder of shares of Series E Preferred Stock to be redeemed shall present and surrender the certificates representing his shares of Series E Preferred Stock to the Corporation at the place designated in the notice of redemption and thereupon the cash redemption price of such shares shall be paid to or on the order of the person whose name appears on such certificate representing shares of Series E Preferred Stock as the owner thereof and each surrendered certificate shall be canceled. If fewer than all the shares represented by any such certificate representing shares of Series E Preferred Stock are to be redeemed, a new certificate shall be issued representing the unredeemed shares.
     (iii) If notice of redemption has been mailed in accordance with Section 6(c)(i) above and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of the Series E Preferred Stock so called for redemption, then from and after the Redemption Date (unless the Corporation defaults in payment of the redemption price), all dividends on the shares of Series E Preferred Stock called for redemption in such notice shall cease to accumulate and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends up to, but not including, the Redemption Date), shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the Corporation’s books, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Corporation, prior to a Redemption Date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends) of the Series E Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the shares of Series E Preferred Stock to be redeemed shall (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the Redemption Date) against payment of the redemption price (including all accumulated and unpaid dividends to, but not including, the Redemption Date). Any interest or other earnings earned on the redemption price (including accumulated and unpaid dividends) deposited with a bank or trust company shall be paid to the Corporation. Any monies so deposited which remain unclaimed by the holders of Series E Preferred Stock at the end of two years after the Redemption Date shall be returned by such bank or trust company to the Corporation.
     (iv) If, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of redemption with respect to the Series E Preferred Stock (whether pursuant to the Redemption Right or the Special Optional Redemption Right), the holders of Series E Preferred Stock will not have the conversion right described in Section 8 below.
     (e) The holders of Series E Preferred Stock at the close of business on the dividend record date will be entitled to receive the dividend payable with respect to the Series E Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series E Preferred Stock between such record date and the corresponding payment date or the Corporation’s default in the payment of dividend due. Except as otherwise provided in this Section 6, the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series E Preferred Stock to be redeemed.
     (f) Status of Redeemed Shares. Any shares of Series E Preferred Stock that shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued Preferred Stock, without designation as to class or series until such shares are once more designated as part of a particular class or series by the Board.
     (7) Voting Rights.
     (a) Holders of the Series E Preferred Stock shall not have any voting rights, except as described below.
     (b) If and whenever dividends on any shares of Series E Preferred Stock shall be in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive (a “Preferred Dividend Default”), the number of directors then constituting the Board shall be increased by two and the holders of such shares of Series E Preferred Stock (voting together as a single class with all other classes or series of capital stock ranking on a parity with the Series E Preferred Stock as to the payment of dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation upon which like voting rights have been conferred and are exercisable (“Parity Preferred Stock”)) shall be entitled to vote for the election of the additional directors of the Corporation (the “Preferred Stock Directors”) who shall each be elected for one-year terms. Such election shall be held at a special meeting called by an officer of the Corporation at the request of the holders of record of at least 10% of the outstanding shares of Series E Preferred Stock or the holders of shares of any other class or series of Parity Preferred Stock so in arrears, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case the vote for such two directors will be held at the earlier of the next annual or special meeting of the stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series E Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared or authorized and a sum sufficient for the payment thereof set aside for payment in full. In such cases, the entire Board automatically shall be increased by two directors. On any matter on which the holders of Series E Preferred Stock are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each share of Series E Preferred Stock shall have one vote per share, except that when shares of any other series of Preferred Stock shall have the right to vote with the Series E Preferred Stock as a single class on any matter, then the Series E Preferred Stock and such other class or series shall have with respect to such matters one vote per $25.00 of stated liquidation preference.
     The procedures in this Section 7(b) for the calling of meetings and the election of directors will, to the extent permitted by law, supercede anything inconsistent contained in the Charter or Bylaws of the Corporation and, without limitation to the foregoing, the Bylaws of the Corporation will not be applicable to the election of directors by holders of Series E Preferred Stock pursuant to this Section 7. Notwithstanding the Bylaws of the Corporation, the number of directors constituting the entire Board will be automatically increased to include the directors to be elected pursuant to this Section 7(b).
     (c) If and when all accumulated dividends and the dividend for the current dividend period on the Series E Preferred Stock shall have been paid in full or set aside for payment in full, the holders of shares of Series E Preferred Stock shall be divested of the voting rights set forth in Section 7(b) herein (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the current dividend period have been paid in full or set aside for payment in full on all other classes or series of Parity Preferred Stock, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors constituting the board of directors shall be reduced accordingly. So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if there is no such remaining director, by vote of holders of a majority of the outstanding shares of Series E Preferred Stock and any other such series of Parity Preferred Stock voting as a single class. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series E Preferred Stock and any other series of Parity Preferred Stock voting as a single class. The Preferred Stock Directors shall each be entitled to one vote per director on any matter presented to the Board.

     (d) The affirmative vote or consent of at least 66-2/3% of the votes entitled to be cast by the holders of the outstanding shares of Series E Preferred Stock and the holders of all other classes or series of preferred stock entitled to vote on such matters, voting as a single class, in addition to any other vote required by the Charter or Maryland law, will be required to: (i) authorize the creation of, the increase in the authorized amount of, or the issuance of any shares of any class of Senior Stock or any security convertible into shares of any class of Senior Stock or (ii) amend, alter or repeal any provision of, or add any provision to, the Charter, including the articles supplementary establishing the Series E Preferred Stock, whether by merger, consolidation or other business combination (in any such case, an “Event”) or otherwise if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series E Preferred Stock. Neither (i) an amendment of the Charter to authorize, create, or increase the authorized amount of Junior Stock or any shares of any class of Parity Stock, including additional Series E Preferred Stock, nor (ii) an Event, so long as the Series E Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of such Event the Corporation may not be the surviving entity, shall be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series E Preferred Stock. No such vote of the holders of Series E Preferred Stock as described above shall be required if provision is made to redeem all Series E Preferred Stock at or prior to the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible securities is to be made, as the case may be.
     (e) The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.
     (8) Conversion.
     (a) Shares of Series E Preferred Stock are not convertible into or exchangeable for any other securities or property of the Corporation, except as provided in this Section 8.
     (b) Conversion Right.
     (i) Upon the occurrence of a Change of Control, each holder of Series E Preferred Stock shall have the right, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem the Series E Preferred Stock pursuant to the Redemption Right or Special Optional Redemption Right, to convert some or all of the Series E Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of common stock (“Common Stock”), per share of Series E Preferred Stock to be converted (the “Common Stock Conversion Consideration”) equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference plus (y) the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date for the Series E Preferred Stock and prior to the corresponding Series E Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in such sum) by (ii) the Common Stock Price (as defined below) and (B) 9.0909 (the “Share Cap”), subject to Section 8(b)(ii).
     (ii) The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a Common Stock distribution), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.
     (iii) For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”), subject to increase to the extent the underwriters’ overallotment option to purchase additional shares of Series E Preferred Stock is exercised, will not exceed 27,272,700 in total (or equivalent Alternative Conversion Consideration, as applicable). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.
     (iv) In the case of a Change of Control pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series E Preferred Stock shall receive upon conversion of such Series E Preferred Stock the kind and amount of Alternative Form Consideration which such holder of Series E Preferred Stock would have owned or been entitled to receive upon the Change of Control had such holder of Series E Preferred Stock held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the “Conversion Consideration”).
     (v) In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of Series E Preferred Stock shall receive shall be the form and proportion of the aggregate consideration elected by the holders of the Common Stock who participate in the determination (based on the weighted average of elections) and shall be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.
     (vi) The “Change of Control Conversion Date” shall be a Business Day set forth in the notice of Change of Control provided in accordance with Section 8(d) below that is no less than 20 days nor more than 35 days after the date on which the Corporation provides such notice pursuant to Section 8(d).
     (vii) The “Common Stock Price” shall be (i) the amount of cash consideration per share of Common Stock, if the consideration to be received in the Change of Control by holders of Common Stock is solely cash, or (ii) the average of the closing prices per share of Common Stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash.
     (c) No fractional shares of Common Stock shall be issued upon the conversion of Series E Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.
     (d) Within 15 days following the occurrence of a Change of Control, a notice of occurrence of the Change of Control describing the resulting Change of Control Conversion Right shall be delivered to the holders of record of the Series E Preferred Stock at their addresses as they appear on the Corporation’s share transfer records and provided to the Corporation’s transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any Series E Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series E Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date, which shall be a Business Day occurring within 20 to 35 days following the date of such notice; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series E Preferred Stock, the holder will not be able to convert Series E Preferred Stock and such Series E Preferred Stock shall be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per each share of Series E Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series E Preferred Stock must follow to exercise the Change of Control Conversion Right.

     (e) The Corporation shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to Section 8(d) above to the holders of Series E Preferred Stock
     (f) To exercise the Change of Control Conversion Right, a holder of Series E Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates evidencing the Series E Preferred Stock, to the extent such shares are certificated, to be converted, duly endorsed for transfer, together with a written conversion notice (the “Conversion Notice”) to the Corporation’s transfer agent. The Conversion Notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of Series E Preferred Stock to be converted; and (iii) that the Series E Preferred Stock is to be converted pursuant to the applicable terms of the Series E Preferred Stock. Notwithstanding the foregoing, if the Series E Preferred Stock is held in global form, such notice shall comply with applicable procedures of The Depository Trust Company (“DTC”).
     (g) Holders of Series E Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal (the “Withdrawal Notice”) delivered to the Corporation’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The Withdrawal Notice must state: (i) the number of withdrawn shares of Series E Preferred Stock; (ii) if certificated shares of Series E Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series E Preferred Stock; and (iii) the number of shares of Series E Preferred Stock, if any, which remain subject to the Conversion Notice. Notwithstanding the foregoing, if the shares of Series E Preferred Stock are held in global form, the Withdrawal Notice shall comply with applicable procedures of DTC.
     (h) Series E Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem such Series E Preferred Stock, whether pursuant to its Redemption Right or Special Optional Redemption Right. If the Corporation elects to redeem Series E Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series E Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid distributions thereon to, but not including, the redemption date in accordance with Section 6(a) or 6(b) above.

     (i) The Corporation shall deliver the applicable Conversion Consideration no later than the third Business Day following the Change of Control Conversion Date.
     (j) Notwithstanding anything to the contrary contained herein, no holder of Series E Preferred Stock will be entitled to convert such Series E Preferred Stock into Common Stock to the extent that receipt of such shares of Common Stock would cause the holder of such shares of Common Stock (or any other person) to own shares of Common Stock of the Corporation in excess of the Ownership Limit, unless the Board grants a waiver of such limitation.
     (9) Information Rights. During any period when the Corporation is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Series E Preferred Stock is outstanding, the Corporation will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series E Preferred Stock as their names and addresses appear in our record books and without cost to such holders, copies of the annual reports and quarterly reports that the Corporation would have been required to file with the Securities and Exchange Commission (“SEC”), pursuant to Section 13 or Section 15(d) of the Exchange Act if the Corporation was subject to such sections (other than any exhibits that would have been required), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series E Preferred Stock. The Corporation will mail (or otherwise provide) the reports to the holders of Series E Preferred Stock within 15 days after the respective dates by which the Corporation would have been required to file such reports with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.
     (10) Restrictions on Transfer, Acquisition and Redemption of Shares. The Series E Preferred Stock is governed by and issued subject to all of the limitations, terms and conditions of the Corporation’s Charter, including but not limited to the terms and conditions (including exceptions and exemptions) of Article VI of the Charter; provided, however, that the terms and conditions (including exceptions and exemptions) of Article VI of the Charter shall also be applied to the Series E Preferred Stock separately and without regard to any other series or class. The foregoing sentence shall not be construed to limit the applicability of any other term or provision of the Charter to the Series E Preferred Stock. In addition to the legend contemplated by Article VI, Section 2.9 of the Charter, each certificate for Series E Preferred Stock shall bear substantially the following legend:
     “The Corporation will furnish to any stockholder on request and without charge a full statement of the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the stock of each class which the Corporation is authorized to issue, to the extent they have been set, and of the authority of the Board of Directors to set the relative rights and preferences of a subsequent series of a preferred or special class of stock. Such request may be made to the Secretary of the Corporation or to its transfer agent.”
     SECOND: The Series E Preferred Stock has been classified and designated by the Board under the authority contained in the Charter.

     THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.
     FOURTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.
     FIFTH: The undersigned President of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
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     IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its President and attested to by its Secretary of this 15th day of April, 2011.

ASHFORD HOSPITALITY TRUST, INC.
By:	/s/ Douglas Kessler
Douglas Kessler
President

ATTEST:
By:	/s/ David A. Brooks
David A. Brooks
Secretary